                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of l934

                               (Amendment No. 1 )*

                         Warner Insurance Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   934467 10 1
                                 (CUSIP Number)

               Kathryn Pietrowiak, Esq., CIGNA Corporation, S-215
                 900 Cottage Grove Road, Hartford, CT 06152-2215
                                 (203) 726-8908
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  April 8, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule l3d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 5 Pages
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                                  SCHEDULE 13D


CUSIP NO.   934467 10 1                                        PAGE 2 OF 5 PAGES

- --------------------------------------------------------------------------------
1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         CIGNA Corporation
         06-1059331
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a)
                                                                         (b) X
- --------------------------------------------------------------------------------
3)       SEC Use Only


- --------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

         OO
- --------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required         ( )
         Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         Delaware
- --------------------------------------------------------------------------------
                    (7)  Sole Voting Power          0
Number of
Shares              ------------------------------------------------------------
Beneficially        (8)  Shared Voting Power        3,657,797
Owned
by Each             ------------------------------------------------------------
Reporting           (9)  Sole Dispositive Power     0
Person
With                ------------------------------------------------------------
                    (10) Shared Dispositive Power   3,657,797

- --------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         3,657,797
- --------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                          ( )
- --------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

         21.6%
- --------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)

         HC
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.   934467 10 1                                        PAGE 3 OF 5 PAGES

- --------------------------------------------------------------------------------
1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Atlantic Employers Insurance Company
         23-2173820
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                          (a)
                                                                          (b) X
- --------------------------------------------------------------------------------
3)       SEC Use Only


- --------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

         OO
- --------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required         ( )
         Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         New Jersey
- --------------------------------------------------------------------------------

                    (7)  Sole Voting Power          0
Number of
Shares              ------------------------------------------------------------
Beneficially        (8)  Shared Voting Power        3,657,797
Owned
by Each             ------------------------------------------------------------
Reporting           (9)  Sole Dispositive Power     0
Person
With                ------------------------------------------------------------
                    (10) Shared Dispositive Power   3,657,797

- --------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         3,657,797
- --------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                          ( )
- --------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

         21.6%
- --------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)

         IC
- --------------------------------------------------------------------------------

CUSIP No. 934467 10 1                 13D                      PAGE 4 OF 5 PAGES


This Amendment No. 1 to the Schedule 13D dated March 11, 1996 hereby amends Items 4 and 5 of such Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such
Schedule 13D.


Item 4   Purpose of Transaction

Subsection (a) of Item 4 is hereby amended by addition of the following at the end of such subsection:

         Atlantic has been informed by the Issuer that the Issuer has assigned to Software Investments Limited the Issuer's option described above to purchase 50% of the Settlement Shares and 50% of the Warrant. CIGNA and Atlantic expect, based on information in the report on Form 10-K dated April 9, 1996 filed by the Issuer (the "10-K Report"), that this option will be exercised as to the Warrant within the next 30 days.


Item 5   Interest in Securities of the Issuer


Subsection (a) of Item 5 is hereby amended and restated in its entirety as follows:

(a) As a result of the Transaction and as of the date hereof, Atlantic is deemed to beneficially own 3,657,797 Shares (including the 1,181,250 Warrant Shares). As of April 1, 1996, there were 15,732,163 Shares outstanding according to information in the 10-K Report. Thus, Atlantic is deemed to beneficially own 21.6% of the outstanding Shares (including as outstanding for this purpose the 1,181,250 Warrant Shares).

                  As a result of the Transaction and as of the date hereof, CIGNA, solely by reason of its capacity as the ultimate corporate parent of Atlantic, is deemed to beneficially own 3,657,797 Shares (including the 1,181,250 Warrant Shares). As of April 1, 1996, there were 15,732,163 Shares outstanding according to information in the 10-K Report. Thus, CIGNA, solely by reason of its capacity as the ultimate corporate parent of Atlantic, is deemed to beneficially own 21.6% of the outstanding Shares (including as outstanding for this purpose the 1,181,250 Warrant Shares). This ownership interest is the same as, and not in addition to, the ownership interest of Atlantic described above.

CUSIP No. 934467 10 1                 13D                      PAGE 5 OF 5 PAGES


SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information with respect to me set forth in this statement is true, complete and correct.


Dated:  April 16, 1996


                           ATLANTIC EMPLOYERS INSURANCE COMPANY


                           By: /s/ George D. Mulligan
                               -------------------------------------------------
                               Name: George D. Mulligan
                               Title: Corporate Secretary


                           CIGNA CORPORATION


                           By: /s/ Kathryn Pietrowiak
                               -------------------------------------------------
                               Name: Kathryn Pietrowiak
                               Title: Asst. Corporate Secretary